PRESS RELEASE

NEPTUNE RETAINS THE HOWARD GROUP INC. TO PROVIDE INVESTOR AND FINANCIAL RELATIONS

Laval Quebec, January 5th, 2006, Neptune Technologies & Bioressources Inc. (TSX.V: NTB) is pleased to announce that it has retained  The Howard Group Inc. of Calgary, Alberta, to provide investor and financial relations.

Since 1988, The Howard Group Inc. has provided comprehensive investor and financial relations, business development solutions, in-depth strategic planning and financing services to public companies.  The Howard Group Inc. is also associated with the Insight Limited Partnership, which invests in micro and small cap companies.

The initial term of the agreement is for a period of 12 months.  The Howard Group Inc. will be compensated with a monthly retainer of $6,000CDN and 216,000 options in the Company exercisable at $1.15 per share.  The options will vest over a period of 18 months and are subject to the prior acceptance of Neptune’s Board of Directors.

For further information on The Howard Group Inc. please visit http://www.howardgroupinc.com

The Howard Group Inc. will be providing a monthly commentary on Neptune’s activities in its free, online newsletter, Insight.  As a follower of Neptune, you are encouraged to subscribe to the newsletter:

http://www.howardgroupinc.com/insight/insight.htm

http://www.howardgroupinc.com/register.htm

The above agreement is following the termination of the agreement with our previous I.R. firm, Agora Communication, and is subject to the prior acceptance of the TSX Venture Exchange.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com/

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™).  Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research.  Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products.  The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

For More Information Contact:

Grant Howard / David Gordon

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

Corporate Contact:

Neptune Technologies & Bioressources Inc.

Henri Harland

henrih@neptunebiotech.com

President & C.E.O.

Serge Comeau

sergec@neptunebiotech.com

Director, Investor Relations

The TSX.V has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.